The Inland Mutual Fund Trust

                 Form N-SAR Report for the Period Ended 10/31/02

Item 77-I

The Inland Mutual Fund Trust (f/k/a Jefferson Fund Group Trust) (the "Trust") was organized as a business trust under the laws of Delaware on January 20, 1995 and registered under the Investment Company Act of 1940, as amended. The Trust is an open-end management investment company issuing its shares in series. The only series presently authorized is the Inland Real Estate Income & Growth Fund (f/k/a Jefferson REIT Fund) (the "Fund"). The Fund is a non-diversified fund.

The Fund is authorized to issue two classes of shares in an unlimited number, without par value. The Class A shares are subject to a servicing fee at an annual rate up to 0.25% of net assets pursuant to Rule 12b-1 and a front-end sales charge imposed at the time of purchase in accordance with the Fund's prospectus. The maximum front-end sales charge is 5.75% of the public offering price or 6.10% of the net amount invested for Class A shares. The Fund imposes a deferred sales charge of 1.00% on redemptions within one year of purchases of Class A shares initially purchased in an amount of $1,000,000 or more. The Class C shares are subject to a servicing fee at an annual rate up to 1.00% of net assets pursuant to Rule 12b-1 and a deferred sales charge of 1.00% is imposed on redemptions within one year of purchase. Class C shares commenced operations on May 17, 2002.

The Fund is registered with the Securities and Exchange Commission as open-end diversified management company.